UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


 SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung
                                (Name of Issuer)

                      Ordinary Shares without Nominal Value
                         (Title of Class of Securities)

                                    803054204
                                 (CUSIP Number)

                                   May 3, 2001
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)

                                |_|Rule 13d-1(c)

                                |X| Rule 13d-1(d)




     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Dietmar Hopp

--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

--------- ----------------------------------------------------------------------
3. SEC USE ONLY

--------- ----------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany
--------- ----------------------------------------------------------------------
     NUMBER OF                 5. SOLE VOTING POWER
                                        -0-
      SHARES
                               -------- ----------------------------------------
    BENEFICIALLY               6. SHARED VOTING POWER

      OWNED BY                          32,828,795*
                               -------- ----------------------------------------
        EACH                   7. SOLE DISPOSITIVE POWER

     REPORTING                          -0-
                               -------- ----------------------------------------
    PERSON WITH                8. SHARED DISPOSITIVE POWER

                                        32,828,795*

--------- ----------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,828,795
--------- ----------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES                                                |_|


--------- ----------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.4%
--------- ----------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

* Includes 4,811,495 ordinary shares owned by Golf Club St. Leon-Rot GmbH & Co. Betriebs-KG and 28,017,300 ordinary shares owned by Dietmar Hopp Stiftung GmbH. Mr. Hopp exercises voting and dispositive power of the ordinary shares held by such entities.

--------- ----------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Dietmar Hopp Stiftung GmbH

--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

--------- ----------------------------------------------------------------------
3. SEC USE ONLY

--------- ----------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany
--------- ----------------------------------------------------------------------
      NUMBER OF                5. SOLE VOTING POWER
                                     28,017,300
       SHARES
                               -------- ----------------------------------------
     BENEFICIALLY              6. SHARED VOTING POWER

       OWNED BY                         -0-
                               -------- ----------------------------------------
         EACH                  7. SOLE DISPOSITIVE POWER

       REPORTING                        28,017,300
                               -------- ----------------------------------------
      PERSON WITH              8. SHARED DISPOSITIVE POWER

                                        -0-

--------- ----------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,017,300
--------- ----------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES                                                |_|


--------- ----------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.9%
--------- ----------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

Item 1(a).   Name of Issuer.

     SAP   Aktiengesellschaft    Systeme,    Anwendungen,    Produkte   in   der
Datenverarbeitung (the "Company").

Item 1(b).   Address of Issuer's Principal Executive Offices.

     The Company's principal executive offices are located at Neurottstrasse 16, 69190 Walldorf, Federal Republic of Germany.

Items 2(a).  Name of Person Filing.

     This statement is filed on behalf of the following persons with respect to ordinary shares of the Company beneficially held by such persons (collectively, the "Shares"):

     (i) Dietmar Hopp, with respect to Shares beneficially owned by him and with respect to shares beneficially owned by Golf Club St. Leon-Rot GmbH & Co. Betriebs-KG and by Dietmar Hopp Stiftung GmbH; and

     (ii) Dietmar Hopp Stiftung GmbH, with respect to Shares beneficially owned by it.

         The foregoing persons are hereinafter referred to collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).   Address of Principal Business Office or, if None, Residence.

     The address of the principal business office of each of the Reporting Persons is c/o Wipfler & Partner, Steuerberater - Sozietat, Max-Planck-Strasse 8, D-69190 Walldorf, Federal Republic of Germany.

Item 2(c).   Citizenship.

     (i) Dietmar Hopp is a citizen of the Federal Republic of Germany.

     (ii) Dietmar Hopp Stiftung GmbH is a corporation organized under the laws of the Federal Republic of Germany.

Item 2(d).   Title of Class of Securities.

     Ordinary Shares without Nominal Value.

Item 2(e).   CUSIP Number.

     803054204

Item 3.

     If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

          (a)  |_| Broker or dealer registered under Section 15 of the Act,

          (b)  |_| Bank as defined in Section 3(a)(6) of the Act,

          (c)  |_| Insurance Company as defined in Section 3(a)(19) of the Act,

          (d)  |_| Investment   Company  registered  under  Section  8  of  the
                   Investment Company Act of 1940,

          (e)  |_| Investment   Adviser   in   accordance   with  Rule   13d-1
                   (b)(1)(ii)(E),

          (f) |_| Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) |_| Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) |_| Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

         The percentages used herein and in the rest of Item 4 are calculated based upon 315,958,537 total ordinary shares of the Company issued and outstanding as of July 27, 2004, based upon a representation of the Company. As of the close of business on July 30, 2004:

          A.   Dietmar Hopp

          (a)  Amount beneficially owned: 32,828,795

          (b)  Percent of class: 10.4%

          (c)  (i) Sole power to vote or direct the vote: 0

               (ii) Shared power to vote or direct the vote: 32,828,795

              (iii) Sole power to dispose or direct the disposition: 0

               (iv) Shared   power  to  dispose   or  direct  the   disposition:
                    32,828,795

          B.   Dietmar Hopp Stiftung GmbH

          (a)  Amount beneficially owned: 28,017,300

          (b)  Percent of class: 8.9%

          (c)  (i) Sole power to vote or direct the vote: 28,017,300

               (ii) Shared power to vote or direct the vote: 0

              (iii) Sole power to dispose or direct the disposition: 28,017,300

               (iv) Shared power to dispose or direct the disposition: 0

Item 5.      Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |-|

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

     To the knowledge of the Reporting Persons, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. However, no such persons have an interest in more than five percent of the ordinary shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.      Notice of Dissolution of Group.

     Not Applicable.

Item 10.     Certification.

     Not Applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 30, 2004


                                 /s/ Dietmar Hopp
                                 -----------------------------------------------
                                 Dietmar Hopp

                                 Dietmar Hopp Stiftung GmbH


                          By:    /s/ Dietmar Hopp
                                 -----------------------------------------------
                                 Name:   Dietmar Hopp
                                 Title:  Managing Director

                                  Exhibit Index



Exhibit No.           Exhibit Description
-----------           -----------------------
99.1                  Joint Filing Agreement